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Exhibit 99(a)(9)

PHOENIX FA HOLDINGS ANNOUNCES EXPIRATION OF TENDER OFFER

        New York, N.Y., Dec. 19/PRNewswire/—Phoenix FA Holdings, LLC ("Phoenix") announced today that the offering period to its previously announced tender offer for up to 6,700,000 shares of Class A Common Stock (the "Shares") of The Fairchild Corporation ("Fairchild") expired at 5:00 p.m., New York time, on December 18, 2007. At such time, approximately 4,701,080 Shares had been tendered and not withdrawn. The tendered Shares represented approximately 20.8% of all outstanding shares of Fairchild's Class A Common Stock. All tendered Shares were accepted for payment pursuant to the terms of the offer. Payment for Shares accepted for payment is expected to be made promptly.

        After giving effect to the results of the offer and previous share acquisitions, Phoenix is the beneficial holder of 6,902,580 shares of Fairchild's Class A Common Stock, representing approximately 30.5% of all outstanding shares of Fairchild's Class A Common Stock. According to Fairchild's most recently filed Form 10-Q for the quarterly period ended March 31, 2007, as of October 31, 2007, there were 22,604,835 shares of Fairchild's Class A Common Stock and 2,621,338 shares of Fairchild's Class B Common Stock outstanding.

        Questions should be directed to the offer information agent, Mackenzie Partners, Inc., at 1-800-322-2885.

Source: Phoenix FA Holdings, LLC

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  Exhibit 99(a)(9)
PHOENIX FA HOLDINGS ANNOUNCES EXPIRATION OF TENDER OFFER